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Exhibit 23

Independent Auditors' Consent

The Board of Directors
Samsonite Corporation:

        We consent to the incorporation by reference in the registration statements (Nos. 333-05467, 333-19281, 333-20775, 333-28663, 333-52185, 333-53935, and 333-57014) on Form S-8 of Samsonite Corporation of our report dated March 14, 2003 except for notes 1, 8 and 18 as to which the date is May 15, 2003, with respect to the consolidated balance sheets of Samsonite Corporation and subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended January 31, 2003, and the related financial statement schedule, which report appears in the January 31, 2003, annual report on Form 10-K of Samsonite Corporation.

        Our report refers to a change in accounting for goodwill and other intangible assets.

        Our report dated March 14, 2003, except for notes 1, 8 and 18 as to which the date is May 15, 2003, contains an explanatory paragraph that states the Company has suffered recurring losses from operations, has a net capital deficiency and will default on payments due under its senior credit facility unless it is successful in completing possible recapitalization or financing transactions or extending the maturity date of the senior credit facility, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statements schedule do not include any adjustments that might result from the outcome of that uncertainty.

KPMG LLP
Denver, Colorado May 15, 2003

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  Exhibit 23